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June 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 3 LLC Offering Statement on Form 1-A Filed May 23, 2022 File No. 024-11815

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 3 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 9, 2022 (the “Comment Letter”), with respect to the Company’s amended Offering Statement on Form 1-A filed with the Commission on May 23, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comment has been reproduced in italics herein with response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

Amendment to Form 1-A filed May 23, 2022

Financial Statements, page F-1

1. We note that the financial statements provided for each property in accordance with Rule 8-06 of Regulation S-X include a single line item for “certain operating expenses.” Tell us what consideration you gave to providing disaggregated property operating expense information. Reference is made to Rule 8-06 and Rule 3-14 of Regulation S-X.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the Financial Statements in the amended Offering Statement being filed concurrently with this letter to present certain operating expenses on a disaggregated basis in both the financial statements in accordance with Rule 8-06 of Regulation S-X and the pro forma financial statements.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Neeraj Kumar, General Counsel
Landa Holdings, Inc.

Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP